[redacted]

14041487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2013 (MM/DD/YY) AND ENDING JUNE 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2014
REGISTRATIONS BRANCH
17

NAME OF BROKER DEALER:

VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK, SUITE 100
(No. And Street)

STAMFORD,	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN — (203) 388-2700 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

9/3/14

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VISION FINANCIAL MARKETS LLC**, as of JUNE 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROSE D MOKRY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/03/16

[signature]
Signature

MANAGING MEMBER
Title

Rose D. Mokry
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Vision Financial Markets LLC:

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement. This financial statement is the responsibility of the Company. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Vision Financial Markets LLC as of June 30, 2014 in conformity with accounting principles generally accepted in the United States.

Fulvio & Associates, LLP

New York, New York
August 26, 2014

VISION FINANCIAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash and cash equivalents	$	7,283,288
Cash and cash equivalents segregated under federal and other regulations (cash of $212,116,233 and money markets of $0)		212,116,233
Total cash and cash equivalents		219,399,521
Securities owned, at fair value (pledged $33,485,181 as collateral)		124,548,649
Receivable from futures commission merchants (cash of $3,559,655 and other receivables with fair value of $5,011,151)		8,570,806
Receivable from and deposit with clearing organizations (cash of $165,171,414, money markets of $1,800,184 and other receivables with fair value of $294,992,747)		461,964,345
Receivable from broker dealer		2,830,600
Receivable from customers		5,873,626
Receivable from non-customers		32
Securities borrowed		209,250,100
Exchange memberships, at cost (fair value $878,802)		437,359
Secured demand notes		25,614,000
Other investments, at fair value		150,148
Accrued interest and dividends receivable		660,139
Other assets		1,806,729
TOTAL ASSETS	$	1,061,106,054

LIABILITIES AND MEMBERS' EQUITY

Payable to customers	$	582,121,307
Payable to brokers or dealers and clearing organizations		32,955,682
Payable to non-customers		8,836,716
Securities sold under agreements to repurchase		2,575,000
Bank loan payable		210,359
Securities sold, not yet purchased, at fair value		257,449,267
Commissions payable		2,160,100
Securities loaned		90,832,080
Cash collateral on secured demand notes		10,536,969
Accounts payable, accrued expenses and other		24,610,471
TOTAL LIABILITIES		1,012,287,951
Liabilities subordinated to the claims of general creditors		39,214,000
Members' equity		9,604,103
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,061,106,054

The accompanying notes are an integral part of this financial statement.

VISION FINANCIAL MARKETS LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2014

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self clearing basis, and registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant ("FCM"), operating as an exchange clearing member, and as a commodity pool operator. The Company's primary self regulator (designated examining authority) for its broker dealer is the Chicago Board Options Exchange ("CBOE") and primary self regulator (designated self regulatory organization) for its FCM is the Chicago Mercantile Exchange ("CME"). The Company is a clearing member firm of the CME and all its divisions, and clears trades through its membership at the CME Clearinghouse. It is also a clearing member of ICE Futures U.S. and clears trades through its membership at ICE Clear U.S. Clearinghouse. The Company is a member firm of the ICE Futures Europe, CBOE, and OneChicago, whose trades are cleared at the Options Clearing Corporation ("OCC"), of which the Company is a clearing member. As a broker dealer, the Company is a member of BATS Global Markets, Chicago Stock Exchange, International Securities Exchange ("ISE"), ISE Gemini, NASDQ OMX PHLX, NYSE ARCA, the Options Clearing Corporation, and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company's primary source of revenue is commissions derived from executing orders for its customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenue on commodity futures and options transactions and its related expenses are recorded on a round-turn basis when positions are closed out on behalf of customers. The difference between commissions on a round-turn and a half-turn basis was not material at June 30, 2014. Commission revenue on securities transactions and its related expenses are recorded on the settlement date basis. The difference between settlement date and trade date commissions was not material at June 30, 2014.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.

The Company accounts for income taxes under the FASB ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2011, 2012, and 2013, or expected to be taken on the Company's 2014 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as segregated and non-segregated cash. The Company considers non-FDIC covered money-market funds to be cash equivalents. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. TOTAL ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER

Under the Commodity Exchange Act (the "Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Act, in connection with transactions in regulated and non-regulated commodities. At June 30, 2014, segregated and secured assets included in the statement of financial condition were as follows:

Cash and cash equivalents - segregated and secured	$ 145,477,540
Receivable from futures commission merchant - segregated	966,777
Receivable from futures commission merchant - secured	7,569,277
Receivable from and deposit with clearing organizations	373,735,321
	$ 527,748,915

In addition to funds segregated in the statement of financial condition, the Company is holding in safekeeping at June 30, 2014, $55,125,000 of U.S. Treasury securities owned by its customers for margin requirements. These securities are not included in the statement of financial condition.

Assets in segregation exceeded segregation requirements by $12,569,666 at June 30, 2014.

Pursuant to CFTC Regulation 30.7, the Company must set aside funds in separate accounts sufficient to secure the obligations of its customers trading in futures or options contracts on foreign commodity exchanges. Amounts set aside exceeded requirements by $2,758,442 at June 30, 2014.

NOTE 4. ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATIONS THEREUNDER

Under the Securities Exchange Act of 1934 (the "34 Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the 34 Act, in connection with transactions in securities. At June 30, 2014, segregated assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 63,100,045

Assets in segregation exceeded the segregation requirements by $3,039,873, after considering any withdrawal made within the allowable time frame on July 1, 2014.

NOTE 5. SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $39,214,000, consisting of cash subordinations of $13,600,000 (bearing interest at 5.25% to 7.50% per annum) and secured demand note agreements of $25,614,000 (bearing interest at 3% to 8% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2015	$ 1,000,000	$ 6,154,000	$ 7,154,000
2016	12,600,000	12,210,000	24,810,000
2017	-	3,575,000	3,575,000
2018	-	2,700,000	2,700,000
2019	-	250,000	250,000
Thereafter	-	725,000	725,000
	$ 13,600,000	$ 25,614,000	$ 39,214,000

Subordinated loans pursuant to secured demand note agreements in the amount of $19,035,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the CBOE and CME, and are available in computing adjusted net capital under the SEC and CFTC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and CFTC's capital regulations governing the withdrawal of subordinated debt.

NOTE 6. OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.

The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company has elected the alternative standard which requires the maintenance of minimum net capital. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. The Company is also subject to the CFTC's minimum financial requirements under Regulation 1.17. The Company's minimum net capital amount is equal to the greater of its requirement under CFTC Reg 1.17 or SEC Rule 15c3-1. At June 30, 2014, the Company's net capital of $36,073,649, calculated under CFTC Reg 1.17, was $18,169,987 in excess of its minimum requirement of $17,903,662.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2014. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets	Level 1	Level 2	Total
US Governments	$ 295,062,056	$ -	$ 295,062,056
Equities	61,373,477	-	61,373,477
Corporate Debt	-	31,464,653	31,464,653
Options	30,113,659	-	30,113,659
Money Markets	3,009,389	-	3,009,389
Exchange Memberships	271,259	166,100	437,359
Municipal Debt	-	297,954	297,954
Other Investments	-	150,148	150,148
Total	$ 389,829,840	$ 32,078,855	$ 421,908,695
% of Total	92.40%	7.60%	100.00%

NOTE 8. FAIR VALUE MEASUREMENTS (continued)

Liabilities	Level 1	Level 2	Total
Securities Sold:			
Equities	$ 203,853,690	$ -	$ 203,853,690
Options	53,397,177	-	53,397,177
Corporate Debt	-	198,400	198,400
Total	$ 257,250,867	$ 198,400	$ 257,449,267
% of Total	99.92%	0.08%	100.00%

NOTE 9. RELATED PARTY TRANSACTIONS

Administrative and Operating Expenses

Certain costs attributable to the Company's operations are paid by an affiliated entity and are reimbursed by the Company. Expenses allocated to the Company are for administrative and other operating costs. The amount paid for these services to the affiliate was $60,000 for the year ended June 30, 2014. There was $11,800 payable to the affiliate at June 30, 2014.

Investment Management

The Company pays a management fee to an affiliated company that provides investment advice for the Company's segregated funds. The affiliated company receives a monthly fee equal to 0.25% annually of the invested principal daily balance. The amount paid for these services to the affiliate was $971,926 for the year ended June 30, 2014.

Due From Affiliated Company

The Company provides monthly administrative staff and office expenses to an affiliate for which it charges $9,000 per month. At June 30, 2014 the Company was owed $27,000 by this affiliate.

Exchange Memberships Owned by Members

Certain exchange memberships and shares of exchange stock, owned by officers or members, having an aggregate fair value at June 30, 2014 of $1,522,500 are registered for and assigned to the Company in order to provide exchange membership privileges.

Subordinated Liabilities

At June 30, 2014, the Company owed $12,785,000 of subordinated liabilities to related parties.

NOTE 10. CONTINGENCIES AND GUARANTEES

The Company is a member of exchanges that trade and clear futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

The Company has guaranteed performance under the Commodity Exchange Act of its introducing brokers (that are registered as guaranteed introducing brokers) with respect to their customer accounts.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 11. LEASE COMMITMENTS

The Company has four leases for office space with the following expirations: two in September 2015, one May 2016, and one October 2016. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

Year ending June 30,	
2015	$ 641,446
2016	408,943
2017	59,850
	$ 1,110,239

Rent expense incurred on the above leases was $819,559 for the year ended June 30, 2014.

NOTE 12. EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $115,309 for the year ended June 30, 2014.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions and the executing and clearing of customer futures contracts through various exchange clearinghouses and through a major FCM for trades executed and cleared on the Minneapolis Exchange.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

For futures, the Company guarantees its customers' performance to the clearinghouses and FCM with whom the futures contracts are ultimately cleared. The Company controls its risks associated with its customers' activities by requiring customers to maintain minimum margin requirements for all open positions in compliance with regulatory and internal guidelines. These margin levels are monitored on a daily basis and customers are required to deposit additional collateral, in a timely manner, should the fluctuation in the value of the underlying positions cause the account to be under margined. The Company's exposure to counterparty risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to the commodities transactions can be directly impacted by volatile trading markets that may impair customers' and counterparties' ability to satisfy their obligation to the Company.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of the year ended June 30, 2014, non-customer and customer margin securities of approximately $23,000,000 and stock borrowings of approximately $257,000,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized approximately $117,000,000 of these available securities as collateral for securities loaned, for bank loans, and for OCC margin requirements.

NOTE 14. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which require disclosure, except as follows:

On June 20, 2014, the Business Conduct Committee of the NFA issued a decision, based on an offer of settlement, submitted by the Company in full settlement of a Business Conduct Committee complaint instituted on September 11, 2013 (NFA Case No. 13-BCC-018). Without admitting or denying the allegations in the complaint, which related to the timely allocation of cash residuals arising from bunched orders placed by a Commodity Trading Advisor, the Company agreed to the entry of findings that it failed to observe just and equitable principles of trade in violation of Compliance Rule 2-4, failed to maintain adequate records in violation of Compliance Rule 2-9 and failed to supervise its employees in the conduct of their futures activities in violation of Compliance Rule 2-9(a). The Company agreed to pay a fine of $1.5 million and reimburse clients for approximately $ 2 million. These amounts have been expensed and are included in the Statement of Operations at June 30, 2014. In addition, the Company agreed to withdraw from NFA membership within six months from the date of the NFA's decision, unless extended for good cause in light of approvals necessary to register an affiliated FCM.

As part of the settlement, the Company entered into a separate agreement with NFA that provides that Vision may spin off its FCM business to a newly registered FCM, named High Ridge Futures LLC ("High Ridge"). The Company will continue to conduct its securities brokerage and clearing business as a member of FINRA and various national securities exchanges. In addition, the Company agreed that High Ridge will sever its relationship with the Commodity Trading Advisor and its principal that traded the customer accounts involved in the allocation of the bunched orders. The spin off will become effective at such time as High Ridge becomes registered as an FCM and other regulatory approvals are obtained in connection with the reorganization and the transfer of exchange seats to High Ridge.

Subsequent to year end, the Company has engaged in discussions with a major FCM to explore the possibility of spinning the Company FCM business into a business unit of the major FCM. The discussions are continuing and have not reached the point of a completed agreement.